FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 16, 2006
Commission File Number 0-50880

White Knight Resources Ltd.
 (Translation of registrant’s name into English)

922 — 510 West Hastings Street
Vancouver, British Columbia
Canada V6B 1L8
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

DOCUMENTS INCLUDED IN THIS FORM 6-K

1.	Directors’ Circular dated May 16, 2006 relating to the Offer by U.S. Gold Corporation and its wholly-owned subsidiaries US Gold Holdings Corporation and US Gold Canadian Acquisition Corporation to acquire all outstanding common shares of the registrant.

2.	Press Release dated May 16, 2006.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2006	White Knight Resources Ltd. By /s/ Megan Cameron Jones Megan Cameron-Jones Corporate Secretary

3

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, lawyer or other professional adviser. Enquiries concerning the information in this document should be directed to White Knight Resources Ltd. at (604) 681-4462.

DIRECTORS’ CIRCULAR

RELATING TO THE OFFER BY

U.S. GOLD CORPORATION

and its wholly-owned subsidiaries US Gold Holdings Corporation and

US Gold Canadian Acquisition Corporation

TO ACQUIRE ALL OUTSTANDING COMMON SHARES OF

WHITE KNIGHT RESOURCES LTD.

The Board of Directors is considering whether to recommend acceptance or rejection of the Offer and expects to make a recommendation once the timing of certain conditions of the Offer are clarified. The Board of Directors has NO RECOMMENDATION TO SHAREHOLDERS AT THIS TIME.

Notice to White Knight Shareholders in the United States

This Directors’ Circular was prepared in accordance with disclosure requirements applicable in Canada, which differ from those of the United States. In addition, the enforcement by investors of civil liabilities under the U.S. federal and state securities laws may be adversely affected by the fact that White Knight Resources Ltd. is located in Canada and that some or all of its officers or directors are residents of a foreign country.

May 16, 2006

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This Directors’ Circular includes “forward-looking statements”. All statements, other than statements of historical fact, included in this Directors’ Circular that address activities, events or developments that White Knight Resources Ltd. (“White Knight”) expects or anticipates will or may occur in the future and all statements regarding plans, objectives, expected performance and other such matters are forward-looking statements. When used in this Directors’ Circular, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements contain known and unknown risks and uncertainties. Except for ongoing obligations to disclose material information under applicable securities laws, White Knight undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

        Important factors that may affect these expectations include, but are not limited to: general economic conditions, whether competing bids or other transactions emerge, whether the conditions of any proposed transaction are met, and other factors discussed from time to time in White Knight’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY

        All dollar references in this Directors’ Circular are in Canadian dollars, unless otherwise indicated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

        White Knight is a reporting issuer in British Columbia and Alberta and its common shares are registered under the U.S. Securities Exchange Act of 1934, as amended. White Knight files its continuous disclosure documents and other documents with the securities authorities in British Columbia and Alberta and with the U.S. Securities and Exchange Commission, which are available at www.sedar.com and www.sec.gov respectively.

        U.S. Gold’s common shares are registered under the U.S. Securities Exchange Act of 1934, as amended. U.S. Gold files continuous disclosure documents and other documents with the U.S. Securities and Exchange Commission, which are available at www.sec.gov.

DIRECTORS’ CIRCULAR

May 16, 2006

        This Directors’ Circular is issued by the Board of Directors of White Knight Resources Ltd. (“White Knight”) in connection with the offer (the “Offer”) by U.S. Gold Corporation (“U.S. Gold”), US Gold Holdings Corporation (“New US Gold”) and US Gold Canadian Acquisition Corporation (“Canadian Exchange Co.” and together with U.S. Gold and New US Gold, the “Offerors”) dated May 1, 2006 to acquire all the outstanding common shares (“Shares”) of White Knight on the basis of, at the election of each White Knight common shareholder (“Shareholder”), 0.35 shares of common stock of New US Gold, or 0.35 Exchangeable Shares of Canadian Exchange Co. for each Share, upon the terms and subject to the conditions set forth in the Offer and circular of the Offerors (together, the “U.S. Gold Circular”) dated May 1, 2006. Reference is made to the Glossary attached as Appendix “A’ to this Directors’ Circular for the definitions of certain terms used in this Directors’ Circular.

        The Offer will be open for acceptance until 5:00 p.m. (Vancouver time) on June 28, 2006, unless extended or withdrawn. The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer, and the Offerors after giving effect to the acquisition of White Knight are set out in the U.S. Gold Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery which accompany the Offer.

        All information provided in this Directors’ Circular relating to U.S. Gold is derived from information contained in the U.S. Gold Circular and other information contained in public filings made by U.S. Gold with the Securities and Exchange Commission in the United States or otherwise made available by U.S. Gold. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

WHITE KNIGHT

        White Knight is an exploration company active in finding and exploring mineral prospects. White Knight has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), 15 of which are located in the Cortez Trend.

        White Knight’s head office is located at Suite 922, 510 West Hastings Street, Vancouver, British Columbia, V6B 1L8 and its registered office is located at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1L2.

U.S. GOLD

    U.S. Gold was organized under the laws of the State of Colorado on July 24, 1979 under the name Silver State Mining Corporation. On June 21, 1988, U.S. Gold changed its name from Silver State Mining Corporation to U.S. Gold Corporation. U.S. Gold is engaged in the exploration for gold and other precious metals.

    U.S. Gold’s principal executive offices are located at 2201 Kipling Street, Suite 100, Lakewood, Colorado, U.S.A. 80215.

NEW US GOLD

        US Gold Holdings Corporation, or New US Gold, is a corporation formed under the laws of the State of Delaware and is a wholly-owned subsidiary of U.S. Gold. New US Gold was formed solely for the purpose of making the Offer, the offers to purchase all of the outstanding shares of Coral Gold Resources Ltd., Nevada Pacific Gold Ltd. and Tone Resources Limited, and the U.S. Gold holding company reorganization more particularly described in the U.S. Gold Circular.

CANADIAN EXCHANGE CO.

        US Gold Canadian Acquisition Corporation, or Canadian Exchange Co., is a corporation incorporated under the Business Corporations Act (Alberta) and a wholly-owned subsidiary of U.S. Gold. Canadian Exchange Co. was formed solely for the purpose of making the Offer, the offers to purchase all of the outstanding shares of Coral Gold Resources Ltd., Nevada Pacific Gold Ltd. and Tone Resources Limited, and the U.S. Gold holding company reorganization more particularly described in the U.S. Gold Circular. Canadian Exchange Co. has no significant assets or capitalization and has not engaged in any business or other activities to date.

        Canadian Exchange Co.'s registered office is located at 2900 Manulife Place, 10180-101 Street, Edmonton, Alberta, Canada T5J 3V5.

BACKGROUND TO THE OFFER

        Certain information contained herein with respect to the activities of Mr. Robert R. McEwen and U.S. Gold in connection with the Offer are not within the knowledge of White Knight and were included in the U.S. Gold Circular. These statements have been included herein for the purposes of Shareholders interested in the background to the Offer. White Knight accepts no responsibility for the accuracy or completeness of such statements.

        On June 28, 2005, Mr. McEwen, prior to the time he became the Chairman and Chief Executive Officer of U.S. Gold, purchased 5,681,705 Shares representing a 10.5% ownership in White Knight. Mr. McEwen purchased such Shares in a private purchase from Goldcorp Inc. for an average purchase price of $0.81.

        On July 5, 2005, Mr. McEwen purchased 2,270,700 Shares representing a 4.2% ownership in White Knight. Following such purchase, Mr. McEwen held 7,952,427 Shares (or 14.7% of the outstanding Shares). Mr. McEwen purchased such Shares on the TSX-V for an average purchase price of $0.91 per Share.

        In July 2005, Mr. McEwen was given a tour of certain of the White Knight properties in Nevada by Mr. John M. Leask, the Chairman of White Knight, Mr. Gordon P. Leask, a director of White Knight, and certain members of White Knight management. During this tour, Mr. McEwen engaged in preliminary discussions with Messrs. Leask and Leask about the concept of consolidating properties along the Cortez Trend in Nevada.

        On July 22, 2005, Mr. McEwen purchased 1,600,000 Shares representing a 2.9% ownership in White Knight. Following such purchase, Mr. McEwen held 9,552,427 Shares of White Knight (or 17.1% of the outstanding Shares). Mr. McEwen purchased such Shares on the TSX-V for an average purchase price of $1.26 per Share.

        On August 11, 2005, Mr. McEwen, Mr. Ian Ball, an employee of U.S. Gold, and Mr. Stefan Spears, a consultant to U.S. Gold, met with Messrs. Leask and Leask and Mr. Brian Edgar, a director of White Knight, at U.S. Gold's office in Toronto, Ontario. On November 16, 2005, Messrs. McEwen and Ball met with Mr. John M. Leask and Mr. William Rand, an advisor to White Knight and a business associate of Mr. Edgar, in Vancouver, British Columbia. In addition, during the summer and fall of 2005, Mr. McEwen and the representatives of White Knight engaged in a number of telephone conversations. During these meetings and telephone conversations, the representatives of each company engaged in further preliminary discussions regarding the concept of consolidating properties along the Cortez Trend in Nevada.

        On March 5, 2006, U.S. Gold announced that it intended to acquire in stock transactions, all of the outstanding common shares of White Knight, Nevada Pacific Gold Ltd., Coral Gold Resources Ltd. and Tone Resources Limited, each of which is exploring in the Cortez Trend in Nevada.

        On March 6, 2006, White Knight announced that management was evaluating the proposed offer by U.S. Gold.

        On March 7, 2006, Mr. McEwen announced that, in his capacity as a holder of Shares, he intended to support the proposal of U.S. Gold to acquire each of White Knight, Nevada Pacific Gold Ltd., Coral Gold Resources Ltd. and Tone Resources Limited.

        On March 22, 2006, White Knight announced that the board of directors of White Knight had engaged Genuity Capital Markets (“Genuity”) to act as financial advisor, to provide a fairness opinion and to assist in responding to the Offer.

        On March 27, 2006, the U.S. Gold Special Committee retained Wellington West Capital Markets Inc. to provide its opinion as to the fairness of the Offer, from a financial point of view, to the shareholders of U.S. Gold. Based upon and subject to the matters described in their fairness opinion, Wellington West Capital Markets Inc. concluded that, as at April 6, 2006, the Offer was fair, from a financial point of view, to the shareholders of U.S. Gold.

        During the week of April 24, 2006, there were a number of discussions among Genuity, GMP Securities L.P. ("GMP") and Canadian counsel to U.S. Gold and White Knight regarding, among other things, the proposed timing and structure of this Offer and whether U.S. Gold would be prepared to enter into a support agreement with White Knight in relation to the Offer. On May 1, 2006 U.S. Gold made the Offer. Since May 1, 2006, the directors of White Knight have had numerous discussions with their financial advisors, Genuity, and their Canadian and U.S. counsel with respect to the structure and mechanics of the Offer.

RECOMMENDATION OF THE BOARD OF DIRECTORS

        The Board of Directors considered the numerous attributes and conditions of the Offer made by U.S. Gold to White Knight and White Knight Shareholders. The Board is generally supportive of the business proposition of consolidating the land positions within the Cortez Trend, aggressively pursuing exploration programs, the enhanced trading liquidity and the stronger cash position for White Knight. However, based upon advice from its financial and legal advisors, the Board is reserving judgment until the issues are resolved with respect to the timing of the Offer, particularly with respect to the timing of receiving appropriate clearances from the United States Securities and Exchange Commission for the purpose of U.S. Gold proceeding with the Offer in a timely manner, and satisfactory due diligence on U.S. Gold can be completed. As a result, until greater certainty is obtained with respect to the ability of U.S. Gold to meet these conditions, the Board believes that it is inadvisable to request its financial advisors to provide their opinion as to the fairness of the Offer, from a financial point of view. In the interim, the Board of Directors of White Knight intends to continue its dialogue with U.S. Gold with respect to the status of the conditions to its Offer and to continue to consider the Offer in light of their fiduciary duties.

        The Offerors are prohibited by the terms of the Offer from taking up any Shares before the Expiry Time, and any Shares that are deposited to the Offer can be withdrawn prior to the Expiry Time.

        There is no necessity for Shareholders to take any action with respect to the Offer at this time and the Board has NO RECOMMENDATION AT THIS TIME. Shareholders should wait for further communication from the Board. The Board expects such communication will occur as soon as practicable once the timing of certain conditions of the Offer has been clarified.

FINANCIAL ADVISOR

Genuity Capital Markets

        Pursuant to an engagement letter dated March 21, 2006 (the “Genuity Engagement Agreement”), White Knight engaged Genuity to act as the financial advisor to the Board in connection with any proposal or offer involving a change in effective control of White Knight. Among other things, this engagement contemplated that Genuity would assist the Board in responding to, evaluating, and negotiating the form, structure, terms and price of any proposed offer (defined in the Genuity Engagement Agreement to mean a transaction that is proposed by or with a third party involving the Shares or other securities of White Knight or its subsidiaries or the assets of White Knight, by way of a take-over bid, amalgamation, plan of arrangement or any business combination). Since their engagement Genuity has advised the Board of Directors of White Knight with respect to their views relating to the Offer.

        White Knight has been advised by Genuity that neither Genuity, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of White Knight, U.S. Gold or any of their respective associates or affiliates. Genuity has not been engaged to provide any financial advisory services nor has it participated in any financings involving White Knight, U.S. Gold or any of their respective associates or affiliates, within the past two years, other than the services provided under the Genuity Engagement Agreement. There are no understandings, agreements or commitments between Genuity, White Knight and U.S. Gold or any of their respective associates or affiliates with respect to any future business dealings. Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for White Knight, U.S. Gold or any of their respective associates or affiliates.

OWNERSHIP OF SECURITIES OF WHITE KNIGHT

        The names of the directors and senior officers of White Knight, the positions held by them with White Knight and the designation, percentage of class and number of securities of White Knight beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, are described below. Each of them may acquire or dispose of securities of White Knight following the date of this Directors’ Circular.

		Securities of White Knight Beneficially Owned, Directly or Indirectly(1)

Name	Position with White Knight	White Knight Shares	White Knight Options	% Options Outstanding
John M. Leask	Chairman and Chief Executive	1,831,012(2)	1,175,000	23%
Gordon P. Leask	Director	2,558,341(3)	1,175,000	23%
Brian D. Edgar	Director	1,309,400(4)	1,175,000	23%
Megan Cameron-Jones	Director, Secretary and Chief Financial Officer	332,876(5)	550,000	11%
Robert Cuffney	Vice President, Exploration	199,000	500,000	10%
Kareen McKinnon	Vice President, Corporate Development	Nil	190,000	4%

_________________

Notes:

(1)	The information as to securities of White Knight beneficially owned, directly or indirectly, or over which control or direction is exercised, has been furnished by the respective directors and senior officers.
(2)	Rangefront Exploration Corp. owns 231,947 White Knight Shares. Mr. John M. Leask is President of Rangefront Exploration Corp.
(3)	Eagle Putt Ventures Inc. owns 1,147,609 White Knight Shares. Mr. Gordon P. Leask is President of Eagle Putt Ventures Inc.
(4)	Shelina Edgar owns 900 White Knight Shares. Ms. Edgar is the spouse of Mr. Edgar.
(5)	3115 Investments Ltd. owns 34,722 White Knight Shares. Ms. Cameron-Jones is President of 3115 Investments Ltd.

        To the knowledge of the directors and senior officers of White Knight, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of White Knight, except as set forth below, and no person or company acting jointly or in concert with White Knight owns any securities of White Knight.

Name	No. of White Knight Shares	% of Outstanding White Knight Shares

Robert R. McEwen	9,552,405(1)	17.1(1)

_________________

Notes:

(1)	Based on publicly filed disclosure documents.

INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS

        White Knight has made reasonable enquiries of its directors and senior officers, and their respective associates, and they have all indicated their intention to accept the Offer and tender their White Knight Shares to the Offer.

ARRANGEMENTS OR AGREEMENTS REGARDING U.S. GOLD

        No contract or arrangement or agreement has been made, or is proposed to be made, between U.S. Gold and any of the directors or senior officers of White Knight relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office.

        None of the directors or senior officers of White Knight is a director or senior officer of U.S. Gold or any of its subsidiaries.

ARRANGEMENTS OR AGREEMENTS REGARDING WHITE KNIGHT

        Other than as set forth below, no contract, arrangement or agreement has been made, or is proposed to be made, between White Knight and any of the directors or senior officers of White Knight pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

        White Knight has entered into management services agreements with each of Rangefront Exploration Corp., Eagle Putt Ventures Inc., Cerro Rico Management Corp., and Rand Edgar Investment Corp., all of which expire on December 31, 2008 unless they are extended or otherwise terminated.

        Pursuant to the terms of the management services agreement with Rangefront Exploration Corp. (“Rangefront”), a company of which John M. Leask is a director and officer and has a beneficial interest, White Knight has agreed to pay a base fee of $10,000 per month for certain management consulting services. In the event of a change of control of White Knight, and at the option of Rangefront or White Knight, Rangefront is entitled to receive a termination fee of 24 months of the base fee plus any accrued base fee and reimbursable expenses.

        Pursuant to the terms of the management services agreement with Eagle Putt Ventures Inc. (“Eagle Putt”), a company of which Gordon P. Leask is a director and officer and has a beneficial interest, White Knight has agreed to pay a base fee of $10,000 per month for certain management consulting services. In the event of a change of control of White Knight, and at the option of Eagle Putt or White Knight, Eagle Putt is entitled to receive a termination fee of 24 months of the base fee plus any accrued base fee and reimbursable expenses.

        Pursuant to the terms of the management services agreement with Cerro Rico Management Corp. (“Cerro Rico”), a company of which Megan Cameron-Jones is a director and officer and has a beneficial interest, White Knight has agreed to pay a base fee of $5,000 per month for certain management consulting services. In the event of a change of control of White Knight, and at the option of Cerro Rico or White Knight, Cerro Rico is entitled to receive a termination fee of 24 months of the base fee plus any accrued base fee and reimbursable expenses.

        Pursuant to the terms of the management services agreement with Rand Edgar Investment Corp. (“Rand Edgar”), a company of which Brian D. Edgar is a director and officer and has a beneficial interest, White Knight has agreed to pay a base fee of $2,000 per month for certain management consulting services. In the event of a change of control of White Knight, and at the option of Rand Edgar or White Knight, Rand Edgar is entitled to receive a termination fee of 24 months of the base fee plus any accrued base fee and reimbursable expenses.

MATERIAL CONTRACTS

        None of the directors or senior officers of White Knight, and to the knowledge of such directors and senior officers after reasonable enquiry, none of their associates, has any interest in any material contract to which U.S. Gold is a party.

TRADING IN SECURITIES OF WHITE KNIGHT

        Neither White Knight nor any of the directors or senior officers of White Knight and to the knowledge of the directors and senior officers, after reasonable enquiry, none of such persons’ associates, or any person acting jointly or in concert with White Knight, has traded in White Knight Shares during the six-month period preceding the date hereof except for the trades listed below and under the heading below entitled “Issuances of Securities of White Knight”.

Name	Nature of Trade	Date of Trade	Designation and No of Securities	Price per Security

John M. Leask	Nil
Gordon P. Leask	Sale in public market	March 3, 2006	16,000	$1.80
	Sale in public market	April 13, 2006	2,000 Shares	$2.50
	Sale in public market	April 17, 2006	10,000 Shares	$2.50
	Sale in public market	April 24, 2006	14,000 Shares	$2.40
	Sale in public market	April 24, 2006	2,000 Shares	$2.42

Name	Nature of Trade	Date of Trade	Designation and No of Securities	Price per Security

	Sale in public market	April 25, 2006	3,300 Shares	$2.47
	Sale in public market	April 25, 2006	21,700 Shares	$2.45
	Sale in public market	April 26, 2006	20,000 Shares	$2.45
Brian D. Edgar	Nil
Megan Cameron-Jones	Sale in public market	March 6, 2006	38,800 Shares	$2.05
	Sale in public market	March 6, 2006	65 Shares	$2.01
Robert Cuffney	Nil
Kareen McKinnon	Exercise of Options	April 3, 2006	40,000 Options	$0.67
	Sale in public market	March 29, 2006	20,000 Shares	$1.97
	Sale in public market	March 29, 2006	5,000 Shares	$1.98
	Sale in public market	March 29, 2006	5,000 Shares	$2.00
	Sale in public market	March 29, 2006	5,000 Shares	$2.02
	Sale in public market	April 3, 2006	5,000 Shares	$2.04

ISSUANCES OF SECURITIES OF WHITE KNIGHT

        No securities of White Knight have been issued to the directors or senior officers of White Knight during the two-year period preceding the date hereof, other than as indicated below.

Shares

        The following table sets forth the White Knight Shares that have been issued to White Knight directors and senior officers during the two-year period preceding the date hereof.

Name	Nature of Issue	No. of Shares Issued	Price per Security	Date Issued

Robert G. Cuffney	Exercise of Options	50,000	$0.10	February 21, 2005
Kareen McKinnon	Exercise of Options	10,000	$ 0.67	July 25, 2005
	Exercise of Options	5,000	$ 0.67	November 29, 2005
	Exercise of Options	5,000	$ 0.67	January 5, 2006
	Exercise of Options	40,000	$ 0.67	March 29, 2006

Options

        The following table sets forth the Options to acquire Shares that have been granted pursuant to the White Knight Share Option Plan to White Knight directors and senior officers during the two-year period preceding the date hereof.

Name	No. of Options Granted	Exercise Price per Security	Date Granted	Expiry Date

John M. Leask	425,000	$1.91	January 10, 2006	January 10, 2011
Gordon P. Leask	425,000	$1.91	January 10, 2006	January 10, 2011
Brian D. Edgar	425,000	$1.91	January 10, 2006	January 10, 2011
Megan Cameron-Jones	200,000	$1.91	January 10, 2006	January 10, 2011
Robert Cuffney	200,000	$1.91	January 10, 2006	January 10, 2011
	50,000	$0.85	March 21, 2005	March 21, 2010
Kareen McKinnon	100,000	$1.91	January 10, 2006	January 10, 2011
	50,000	$1.50	October 19, 2005	October 19, 2010
	100,000	$0.67	April 6, 2005	April 6, 2010

White Knight Warrants

        There have been no share purchase warrants of White Knight issued to White Knight directors and senior officers during the two-year period preceding the date hereof.

OWNERSHIP OF SECURITIES OF U.S. GOLD

        None of White Knight or the directors or senior officers of White Knight or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with White Knight, owns, directly or indirectly, or exercises control or direction over, any securities of U.S. Gold.

TRADING PRICES

        On March 3, 2006, the last trading day preceding U.S. Gold’s announcement of a proposed business combination with White Knight, the closing price of the Shares on the TSX-V was $1.79. On April 28, 2006, the last trading day prior to the public announcement by U.S. Gold of the Offer, the closing price of the Shares on the TSX-V was $2.78. On May 12, 2006, the most recent trading day practicable before the filing of this Directors’ Circular, the closing price of the Shares on the TSX-V was $2.69.

TREATMENT OF OPTIONS AND WARRANTS

        The Offer is made only for the issued and outstanding Shares and not for any warrant, Option or other securities that may entitle the holder to acquire Shares. Any holders of such securities who wish to accept the Offer must exercise those securities and deposit the Shares issued in accordance with the Offer.

NO MATERIAL CHANGES

        Directors and senior officers of White Knight are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of White Knight since March 1, 2006, being the date of the last published unaudited interim consolidated financial statements of White Knight, except as set forth in material change reports filed with Canadian securities regulatory authorities since such date and which are available at www.sedar.com and are incorporated herein by reference.

OTHER INFORMATION

        Except as disclosed in this Directors’ Circular, there is no information that is known to the directors of White Knight which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provides security holders of White Knight with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult their lawyer. The rights summarized above are in addition to and without derogation from any other rights a holder of securities may have.

APPROVAL OF DIRECTORS’ CIRCULAR

        The contents of this Directors’ Circular and the delivery thereof have been approved and authorized by the Board of Directors.

C-1

CERTIFICATE

May 16, 2006

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the White Knight Shares subject to the Offer within the meaning of the Securities Act (Québec).

On behalf of the Board of Directors

(Signed) JOHN M. LEASK	(Signed) MEGAN CAMERON-JONES
Director	Director

A-1

APPENDIX “A”

GLOSSARY

        In this Directors’ Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

“Board of Directors” or “Board” means the Board of Directors of White Knight;

“Canadian Exchange Co.” means US Gold Canadian Acquisition Corporation;

“Exchangeable Shares” means the exchangeable shares of Canadian Exchange Co., which, in the circumstances described in the U.S. Gold Circular, will be exchangeable for shares of common stock of New US Gold on a one-for-one basis and have attached thereto substantially the attributes set out in Appendix H of the U.S. Gold Circular;

“Expiry Time” means of 5:00 p.m. (Vancouver time) on June 28, 2006, or such later time and date as may be fixed by the Offerors pursuant to the terms of the Offer;

“Genuity” means Genuity Capital Markets, financial advisor to White Knight;

“Genuity Engagement Agreement” means the engagement letter dated March 21, 2006 pursuant to which White Knight engaged Genuity to act as financial advisor to the Board in connection with any proposal or offer involving a change in effective control of White Knight;

“GMP” means GMP Securities L.P.;

“Offer” means the offer by the Offerors to acquire the outstanding Shares made on May 1, 2006, all as described in the U.S. Gold Circular filed by the Offerors with the securities commissions in each of the provinces of Canada on May 1, 2006 and in the Registration Statement on Form F-10 filed by U.S. Gold with the SEC on May 1, 2006;

“New US Gold” means US Gold Holdings Corporation;

“Offerors” means, collectively, U.S. Gold, New US Gold and Canadian Exchange Co.;

“Options” means options to acquire Shares issued pursuant to or governed by the White Knight Share Option Plan;

“Shareholder” means a holder of the Shares;

“Shares” means common shares in the capital of White Knight;

“TSX-V” means the TSX Venture Exchange;

“U.S. Gold” means U.S. Gold Corporation;

“U.S. Gold Circular” means the Offer together with the take-over bid circular of the Offerors dated May 1, 2006;

“White Knight” means White Knight Resources Ltd.; and

“White Knight Shareholders” means holders of White Knight Shares.

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

White Knight Board of Directors Announces Filing and Mailing
of Directors’ Circular in Respect of U.S. Gold Offer

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
May 16, 2006

White Knight Resources Ltd. (“White Knight”) announces that it has filed its Directors’ Circular in response to the offer and take-over bid circular of U.S. Gold Corporation, US Gold Holdings Corporation and US Gold Canadian Acquisition Corporation for all of the outstanding common shares of White Knight. The Directors’ Circular is being mailed today to holders of White Knight’s issued and outstanding common shares.

At the present time, the Board of Directors makes no recommendation to shareholders regarding the Offer in the Directors’ Circular. While the Board is generally supportive of the business proposition of consolidating the land positions within the Cortez Trend, aggressively pursuing exploration programs, the enhanced trading liquidity and the stronger cash position for White Knight, based on advice from its financial and legal advisors, the Board is reserving judgment until issues are resolved with respect to the timing of the Offer, particularly with respect to the timing of receiving appropriate clearances from the United States Securities and Exchange Commission for the purpose of U.S. Gold proceeding with the Offer in a timely manner, and satisfactory due diligence on U.S. Gold can be completed.

In the interim, the Board intends to continue its dialogue with U.S. Gold with respect to the status of the conditions to the Offer and to continue to consider the Offer in light of their fiduciary duties. The Board expects to communicate its recommendation as soon as practicable once the timing of certain conditions of the Offer has been clarified.

About White Knight Resources Ltd. – White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), fifteen of which are located in the Cortez Trend.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Statements or information regarding objectives of the board of directors are forward-looking statements. The words “intends” and “expects” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of White Knight, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Except as required by law, White Knight expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.